04012439

Ref: AJJ:ADS:107:2004

Date:-22nd January, 2004

82-3428

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

RECEIVED JAN 22 2004 SEC PROCESSING SECTION WASH. D.C. 158

Attn:- International Corporate Finance

Dear Sir,

Sub.: Publication of Unaudited Financial Results.

We are sending herewith a Statement showing the Unaudited Financial and Segment Results (Provisional) of the Company, for the Third Quarter and Nine months ended on 31st December, 2003 which is approved at the Meeting of the Board of Directors of the Company held on **Thursday, the 22nd January, 2004.**

Also find enclosed a copy of the Press Release.

We hope you will find this in order.

Thanking You,

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

For Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

Encl.: as above.

PRESS RELEASE

Date: 22.01.2004

HINDALCO
THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY
Q3 FY 2003-04
POSTS GOOD PERFORMANCE

- **Turnover** Rs. 1,659 Crores 32.6%
- **PBDIT** Rs. 416 Crores 15.4%
- **Net Profit** Rs. 196 Crores 10.6%
- **EPS (for the Quarter) Rs. 21.2**

Financial Highlights

(Rs. in Crores.)

	Quarter ended 31st December 2003	Quarter ended 31st December 2002	% Growth	Nine Month ended 31st December 2003	Nine Month ended 31st December 2002	% Growth
Net Sales	**1,658.9**	**1,251.4**	**32.6**	4,289.2	3,655.2	17.3
PBDIT	**415.8**	**360.2**	**15.4**	**1,273.8**	**1,128.3**	**12.9**
Interest & Financing Charges	37.1	33.1	12.3	124.5	98.8	26.0
Depreciation	80.5	67.1	20.0	230.0	192.7	19.3
Profit before Tax (PBT)	**298.2**	**260.0**	**14.7**	**919.3**	**836.8**	**9.9**
Provision for Taxes	102.1	82.7	23.5	302.6	269.4	12.3
Net Profit	**196.1**	**177.3**	**10.6**	616.7	567.5	8.7
E.P.S. (Rs.)	21.2	19.2	10.6	66.7	61.4	8.7

Q3 Performance Review

Hindalco, the flagship Company of the Aditya Birla Group, has turned in an impressive performance during the 3rd Quarter ending December 31st, 2003.

The Company has attained a turnover of Rs. 1,658.9 Crores, which is 32.6% higher than that of Rs. 1,251.4 Crores achieved in the comparable quarter of the previous year. The Company's Profit before Depreciation, Interest and Taxes (PBDIT) at Rs. 415.8 Crores is higher by 15.4% vis-à-vis Rs. 360.2 Crores in the corresponding quarter of the earlier year. The Net Profit stands enhanced by 10.6% at Rs. 196.1 Crores, as against Rs. 177.3 Crores in the corresponding quarter of the earlier year.

Of the Company's overall turnover of Rs. 1,658.9 Crores, the Aluminium business has contributed to Rs. 761.2 Crores, mirroring a 45.9% increase over Rs. 521.5 Crores in the corresponding quarter of last year. Higher volumes and a continued thrust on value added products have been its growth enablers.

Riding on the back of rising commodity prices, international aluminium prices during the third quarter improved over those in the corresponding quarter last year. However, an appreciating rupee and intensified competition in the marketplace capped realisations. EBITDA margins at 37.6% have improved significantly when compared to 30.8% reached in the corresponding quarter of the previous year. This is on account of improved operating parameters from the Brownfield expansion which also led to economies of scale.

The Net Sales of the Copper business at Rs. 900.8 Crores witnessed a rise of 23.4% vis-à-vis Rs. 729.9 Crores in the comparable quarter of the previous year. This is mainly on account of higher volumes. EBITDA margins, however, fell from 20.2% last year to 10.9% in the current year. This is mainly due to unprecedented low levels of TC / RC, an appreciating Rupee, higher DEPB (Duty Entitlement Pass Book) premiums and an adverse change in geographic scope by which export volumes went up which return comparatively lower contribution.

Operational Review

Aluminium

As a result of the increased capacities from the Brownfield expansion, Aluminium production has been on an upswing.

- Metal production at 82,142 MT rose by 35.8% vis-à-vis 60,470 MT in the corresponding period last year.
- Redraw Rods production at 15,087 MT soared by a significant 44.4% as compared to 10,446 MT in the previous year.
- Output of Rolled product at 18,169 MT is marginally lower when compared to 18,550 MT last year.

- Extruded Products output fell by 4.9% from 4,743 MT last year to 4,510 MT this year due to market conditions.
- Production of Foil stood at 4,664 MT vis-à-vis 4,648 MT reached in the corresponding period last year.
- The output of Alumina, which is a key input, at 161,487 MT was 30.4% higher over 123,870 MT in the corresponding quarter of last year.
- Export of Power from the Company's Renusagar Power Plant was 1,309.7 MU, a 24.3% rise over 1,054.1 MU achieved in the corresponding period last year.

Copper

At the Company's Copper plant, production surged as indicated.

- Copper Cathodes production at 50,301 MT is higher by 3.7% over 48,527 MT.
- The output of value added Continuous Cast Copper Rods rose by a significant 44.8% to 26,553 MT vis-à-vis 18,344 MT.
- Sulphuric Acid production moved up 18.7% from 112,927 MT to 134,081 MT.
- The production of DAP and Complex Fertilisers increased by 2.5% from 79,038 MT to 81,015 MT.
- Gold production went up by 18.8% from 1,710 Kg to 2,032 Kg.
- The output of Silver grew by 8.1% to 8,043 Kg vis-à-vis 7,441 Kg.

Copper – Brownfield Expansion

All the facilities to enhance Copper Smelting Capacity from 1,50,000 MT to 2,50,00MT annually have been installed and mechanically completed. Testing of individual equipment is in progress. The additional production is expected to start flowing in by the end of the current quarter.

As reported earlier, Hindalco is evaluating another low cost brownfield expansion at Dahej to attain the stature of being among the top 10% cost competitive copper producers globally. This will enable the company to fully leverage the infrastructure potential at Dahej while ensuring cost reduction and growth on going.

Mines

Developmental work at the Nifty and the Mount Gordon mines, which were acquired recently in Australia to capture a greater portion of the Copper value chain, is progressing in line with the plans. The Company continues to explore / evaluate fresh targets for acquisition of new mines.

AIOE Award for Outstanding Industrial Relations

In recognition of its corporate initiative in the field of Industrial Relations, Social Security and promoting Bi-Partism for the year 2002-2003, Hindalco has been accorded the prestigious "AIOE award for Outstanding Industrial Relations"

Instituted by the All India Organisation of Employers (AIOE), a FICCI allied body, in 1983, the award is for "promoting orderly development of sound industrial relations and better understanding between employers and workers".

OUTLOOK

The Company believes that the long-term fundamentals of both Aluminium and Copper are strong and promise exciting growth prospects. In its view, in the short-term, the global recovery is on a sustainable trajectory with major economies like the US, Europe and Japan are emitting growth signals, which augurs well for the metal sector. China continues to be in the driver's seat.

Closer home, the domestic economy seems to be moving ahead on its path to post a record growth this fiscal.

Aluminium

Developments in the domestic market are expected to support growth in Aluminium consumption in FY 2004.

The Electrical segment, which is a key consuming sector, has received a boost with the passage of the Electricity Act 2003. Consumer confidence is on a high. The automobile and the building construction sector seem set on the growth path as well.

Copper

In Copper, the domestic demand continues to be a cause for concern due to the de-growth in the Jelly Filled Telecom Cable (JFTC) segment. The winding wire and the transformer industry backed by a good monsoon and power sector reforms portend a good demand ahead.

Globally, demand is slated to grow by about 5.4% in CY 2004 supported by the global economic recovery. A robust Asian demand is driving world consumption. The demand supply gap of 2.2 million TPA with a double-digit growth in China, a part of our focus markets, augurs well for the Company.

The long term TCRC for the year 2004 is expected to be lower than that in the year 2003. The Current spot market for copper concentrate is also extremely tight. Recovery in TCRC is expected only in the year 2005, with the anticipated increase in concentrate production due to increase in LME prices.

Hindalco's Outlook

The Company remains committed to its three - pronged strategy of vertical integration, thrust on branding and continued emphasis on value added products. Hindalco's outlook remains positive.

***

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 31ST DECEMBER, 2003

(Rupees in Million)

	Particulars	Quarter ended 31/12/2003 (Unaudited)	Quarter ended 31/12/2002 (Unaudited)	Nine Months ended 31/12/2003 (Unaudited)	Nine Months ended 31/12/2002 (Unaudited)	Previous Accounting year ended 31/03/2003 (Audited)
1	**Net Sales**	16,590	12,514	42,893	36,552	49,755
2	Other Income	482	581	2,160	1,616	2,329
3	**Total Expenditure**	12,914	9,493	32,315	26,885	37,614
	(a) (Increase)/Decrease in Stock in Trade	(333)	410	(1,577)	(902)	(237)
	(b) Consumption of Raw Materials	9,302	5,421	22,476	17,093	23,280
	(c) Staff Cost	607	355	1,779	1,631	2,228
	(d) Manufacturing Expenses	2,609	2,295	7,506	6,773	9,125
	(e) Other Expenditure	729	812	2,131	2,290	3,218
4	**Interest & Finance Charges**	372	330	1,245	987	1,201
5	**Gross Profit**	3,786	3,272	11,493	10,296	13,269
6	**Depreciation**	805	672	2,300	1,928	2,642
7	**Profit before Tax & Extraordinary Items**	2,981	2,600	9,193	8,368	10,627
8	**Extraordinary Items**	-	-	-	-	1,633
9	**Profit before Tax**	2,981	2,600	9,193	8,368	8,994
10	**Provision for Tax**	1,021	826	3,026	2,693	3,173
	(a) Provision for Current Tax	683	579	1,802	1,926	2,520
	(b) Provision for Deferred Tax	338	247	1,224	767	653
11	**Net Profit**	1,960	1,774	6,167	5,675	5,821
12	**Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)**	925	737	925	737	925
13	**Reserves**					60,986
14	**Basic & Diluted EPS (Rs.)**	11	14	67	50	63
15	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			69,939,296	56,745,609	69,941,682
	(b). Percentage of shareholding			75.63%	76.99%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/12/2003 (Unaudited)	Quarter ended 31/12/2002 (Unaudited)	Nine Months ended 31/12/2003 (Unaudited)	Nine Months ended 31/12/2002 (Unaudited)	Previous Accounting year ended 31/03/2003 (Audited)
1. Segment Revenue					
(a) Aluminium Business	7,612	5,215	21,217	16,772	23,740
(b) Copper Business	9,008	7,299	21,726	19,780	26,015
	16,620	12,514	42,943	36,552	49,755
Less: Inter Segment Revenue	30	-	50	-	-
Net Sales/Income from operations	16,590	12,514	42,893	36,552	49,755
2. Segment Results (Profit/Loss before Tax and Interest from each Segment)					
(a) Aluminium Business	2,283	1,155	6,267	4,543	6,605
(b) Copper Business	758	1,254	2,485	3,485	3,840
	3,041	2,409	8,752	8,028	10,445
Less: Interest & Finance Charges	(372)	(330)	(1,245)	(987)	(1,201)
	2,669	2,079	7,507	7,041	9,244
Add: Other un-allocable Income net off un-allocable expenses	312	521	1,686	1,327	1,383
Profit before Tax & Extraordinary Items	2,981	2,600	9,193	8,368	10,627
3. Capital Employed (Segment Assets-Segment Liabilities)					
(a) Aluminium Business	39,693	36,214	39,693	36,214	38,502
(b) Copper Business	25,277	23,322	25,277	23,322	24,014
	64,970	59,536	64,970	59,536	62,516

Notes:

1 The acquisition of Mount Gordon Copper Mine in Australia through investment in Birla Mineral Resources Pty Ltd, a wholly owned subsidiary, for gross consideration of Australian dollars 21 million has been completed during 3rd quarter of FY 04

2 All facilities for the company's brownfield expansion at Copper Division for enhancing smelting capacity from 1,50,000 MTPA to 2,50,00 MTPA have been installed and mechanical completion reached. Testing of individual equipment is in progress

3 Pursuant to the applications made for delisting the Company's Equity Shares, The Delhi Stock Exchange Association Limited and Madras Stock Exchange Limited has delisted the Company's Equity Shares w.e.f. 29/12/2003 and 07/01/2004 respectively.

4 Corresponding figures of third quarter and first nine months of financial year 2002-03 have been restated for giving effect of amalgamation of remaining business (after demerger of fertilizer business at Jagdishpur) of Indo Gulf Corporation Limited with the Company w.e.f. 1st April, 2002. However, Paid-up Equity Share Capital, EPS and non-promoter shareholding figures have not been changed

5 Disclosure relating to number of complaints from investors during the quarter

Pending as on 01.10.2003	Received	Resolved	Pending as on 31.12.2003
2	5	6	1

6 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Thursday, January 22, 2004

7 The quarterly results for the period ended 31st December, 2003 have been reviewed by the Auditors

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: January 22, 2004